UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 333-78481

Creo Inc.

(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

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82 - ☐

creo

Report to Shareholders

2005 Second Quarter

March 31, 2004

Financial Summary

Three months ended March 31
(in thousands of U.S. dollars, except share amounts and ratios)	2005	2004
	(unaudited)	(unaudited)
Operations
Total revenue	$163,998	$158,057
Gross profit	62,002	66,338
Gross margin	37.8%	42.0%
Total operating expenses	66,978	63,856
Earnings before tax and other items	(4,976)	2,482
Net earnings (loss)	(4,113)	1,982
Earnings (loss) per share - basic	(0.07)	0.04
Earnings (loss) per share - diluted	(0.07)	0.04

Weighted shares outstanding - basic	57,458	50,907
Weighted shares outstanding - diluted	57,458	51,861

	March 31	September 30
	2005	2004
	(unaudited)	(audited)
Financial Position
Cash and cash equivalents	$68,798	$82,565
Working capital	197,588	187,742
Total assets	592,844	579,985
Shareholders’ equity	401,245	369,621

2005 Fiscal Second Quarter Highlights

•

On January 31, Creo entered into an arrangement agreement to be acquired by Eastman Kodak Company. The acquisition is to be completed by way of a statutory plan of arrangement under which Kodak will acquire all of the issued and outstanding common shares of Creo at a cash price of $16.50 per share or approximately $980 million.

•

On March 29, Creo shareholders approved the acquisition by Kodak and the resolution to waive the application of the company’s shareholder rights plan to the transaction at the annual and special meeting of shareholders. At the meeting, shareholders also re-elected the 10 current members of the Creo board of directors and re-appointed KPMG LLP as the company’s auditor for the ensuing year.

•

On March 29, Creo received from the Ontario Superior Court of Justice (Commercial List) the Final Order the company was seeking under subsection 192(4) of the Canada Business Corporations Act, approving the company's arrangement transaction with Kodak.

•	Subsequent to quarter-end, Creo was granted regulatory approvals in connection with the transaction in Israel and the European Union.

Table of Contents

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2005

1
overview

3
results from operations

7
liquidity and capital resources

10
quarterly results

11
consolidated balance sheets

12
consolidated statements of operations and deficit

13
consolidated statements of cash flows

14
notes to the consolidated financial statements

20

                                                                               corporate information

Overview

All dollar amounts referred to in this report are United States (“U.S.”) dollars, unless otherwise specified.

The management discussion and analysis (“MD&A”) of Creo Inc. for the second quarter of 2005 focuses on our financial results from the sale of our products, services and consumables in the following economic segments: the Americas; Europe, the Middle East and Africa (“EMEA”); Asia-Pacific, including Japan; and OEM and Other. Based in Vancouver, Canada, Creo has sales, distribution, and regional support centers in the U.S., Belgium, Hong Kong, and Japan as well as manufacturing and product development facilities in Canada, the U.S., Israel, and South Africa.

The bulk of our revenue comes from the sale and support of complete computer-to-plate (“CTP”) systems for the production of printing plates, including output devices, workflow software, consumables, peripherals and service. Product revenue includes the sale of equipment and software, and revenue earned from installation, training, and warranty services. Product revenue from sales made directly to end customers is recognized upon installation or customer acceptance, depending on the contract, or upon shipment if no installation is required by Creo. Service revenue results from customer support agreements entered into in connection with new product sales, renewals of such support agreements, and billings for service for time and materials provided to customers without support agreements. Service revenue is recognized over the term of the contract or when services are provided. Consumables revenue is from the sale of printing plates, proofing paper and ink, and other prepress consumables to our customers. Revenue from consumables is recognized upon shipment.

We operate internationally with a substantial portion of our business conducted in local currencies. Accordingly, our results are affected by exchange rate fluctuations of the U.S. dollar relative to the euro and other European currencies, the Canadian dollar, the Japanese yen, the Israeli shekel, and to a lesser extent other foreign currencies. We use currency hedging instruments to reduce the volatility in certain forecasted cash flows arising from changes in currency exchange rates.

We sell and support the majority of our products through both direct and indirect sales channels, with the exception of our OEM products that are sold, distributed, and supported by our OEM partners. In each market we aim to optimize the sales channel for the products sold through that channel with the characteristics of the market. We use our direct sales organization in the largest markets for sale of most of our products. The direct approach is an effective distribution method for the majority of our CTP systems as it allows our specifically trained sales force to sell the competitive differentiation of our solutions. Accordingly, in the Americas, approximately 80% of our sales are made through direct channels, while approximately 60% of our sales are through direct channels in EMEA and nearly 70% in the Asia-Pacific region. We successfully employ indirect channels, including dealers and distributors, in the smaller markets and for lower cost or higher volume products. We intend to continue expanding partnerships and indirect channels around the world.

Our core markets in the graphic arts industry include commercial and publications printers, newspaper publishers, packaging printers and converters, digital printers, and creative professionals.

This MD&A, which includes a review of the operations and the financial condition of Creo, is intended to assist in the understanding and assessment of significant trends, risks and uncertainties related to the results of operations for Creo, as well as with the MD&A and the consolidated financial statements and notes included in Creo’s annual report for the year ended September 30, 2004, which is available at www.creo.com/investors or from Creo directly.

This MD&A contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 with respect to Creo and the operations of each economic segment based on assumptions, which Creo considers reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Creo cautions the reader that the assumptions regarding future events, many of which are beyond the control of Creo, may ultimately prove to be incorrect.

As described in the risk factors section under the caption “Information Regarding Forward-looking Statements” and elsewhere in our annual report for the fiscal year ended September 30, 2004, and which are incorporated herein by reference, numerous factors could cause our results to differ materially from those in the forward-looking statements, including, amongst others: (1) the announcement of the transaction to enter into an arrangement agreement with Eastman Kodak Company on January 31, 2005 may disrupt some of our customer or supplier relationships which may adversely affect future results; (2) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (3) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (4) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. We do not assume any obligation to update the forward-looking information contained in this report.

Results from Operations

The following comparison is based on the financial results for the three- and six-month periods ended March 31, 2005 compared to the financial results for the three- and six-month periods ended March 31, 2004, as reported under Canadian generally accepted accounting principles (“GAAP”).

Net earnings (loss)

	Three months ended March 31		Six months ended March 31
(in thousands of U.S. dollars, except per share amounts)	2005	2004	2005	2004

Net earnings (loss)	$(4,113)	$1,982	$1,784	$14,296
Earnings (loss) per share - basic	$(0.07)	$0.04	$0.03	$0.28
Earnings (loss) per share - diluted	$(0.07)	$0.04	$0.03	$0.28

For three months ended March 31, 2005, we reported lower net profit due to a higher than usual financial loss of $3.0 million or 4 cents per diluted share from the impact of foreign currency on net monetary assets and lower gross profit compared to the prior year. Net earnings for the year-to-date declined for similar reasons as noted above and in addition the six-month period in the prior year includes a one-time gain on the sale of an investment of $8.7 million not comparable in the current year.

For the three months ended March 31, 2005, our financial results include $1.2 million or 2 cents per diluted share of restructuring and intangible asset amortization and $3.3 million or 6 cents of restructuring and intangible asset amortization for the six months ended March 31, 2005.

Revenue by category

Three months ended March 31			Six months ended March 31
(in thousands of U.S. dollars)	2005	2004		2005	2004
			Change			Change
Product	$91,330	$95,185	(4.1)%	$191,640	$193,063	(0.7)%
Service	45,828	45,332	1.1%	92,232	89,421	3.1%
Consumables	26,840	17,540	53.0%	54,690	30,861	77.2%
	$163,998	$158,057	3.8%	$338,562	$313,345	8.0%

Percentage of total revenue

Three months ended March 31			Six months ended March 31
	2005	2004	2005	2004

Product	55.7%	60.2%	56.6%	61.6%
Service	27.9%	28.7%	27.2%	28.5%
Consumables	16.4%	11.1%	16.2%	9.9%

In the three and six months ended March 31, 2005, total revenue increased compared to the prior year’s periods due to growth in consumables revenue and the strength of the euro and yen compared to the U.S. dollar.

Product revenue declined for the three and six months ended March 31, 2005 as a result of lower revenue in the Americas and Asia-Pacific regions offset in part by the strength in our digital printing business with Xerox Corporation. Product revenue also declined operationally in EMEA but this was masked by the currency increases of the euro compared to the U.S. dollar.

Service revenue increased in the three- and six-month periods ended March 31, 2005 primarily due to the strength of the euro compared to the U.S. dollar.

We continue to report gains in consumables revenue due to increasing thermal plate sales which has contributed significantly to our overall revenue growth and has offset declines in revenue from proofing consumables.

Revenue by economic segment

For the three and six months ended March 31, 2005, overall revenue increased in our OEM businesses and through the strength of the euro compared to the U.S. dollar, but was reduced by lower product revenue, especially in the Americas and Asia-Pacific regions. For the six months ended March 31, 2005, all economic segments reported increased revenue compared to the prior year primarily due to increased thermal plate sales.

Three months ended March 31			Six months ended March 31
(in thousands of U.S. dollars)	2005	2004		2005	2004
			Change			Change
Americas	$58,051	$59,463	(2.4)%	$116,744	$110,988	5.2%
EMEA	66,916	61,008	9.7%	136,295	121,148	12.5%
Asia-Pacific	20,405	22,522	(9.4)%	44,853	43,231	3.8%
OEM and Other	18,626	15,064	23.7%	40,670	37,978	7.1%
	$163,998	$158,057	3.8%	$338,562	$313,345	8.0%

Percentage of total revenue

Three months ended March 31			Six months ended March 31
	2005	2004	2005	2004

Americas	35.4%	37.6%	34.5%	35.4%
EMEA	40.8%	38.6%	40.3%	38.7%
Asia-Pacific	12.4%	14.3%	13.2%	13.8%
OEM and Other	11.4%	9.5%	12.0%	12.1%

Our Americas region reported slightly lower revenue for the three months ended March 31, 2005 due to lower product revenue which was partly offset by strong thermal plate sales and stable service revenue. On the year-to-date, revenue increased in the Americas region due to increased thermal plate sales.

Our EMEA region reported increased revenue primarily due to the strength of the euro compared to the U.S. dollar and growth in thermal plate sales in both the three and six months ended March 31, 2005 compared to the prior year.

Revenue declined in our Asia-Pacific region, including Japan, as a result of delayed equipment installations which reduced product revenue in the three month period ended March 31, 2005 compared to the prior year’s period. Asia-Pacific reported strong thermal consumables sales year-over-year although consumables revenue had declined in sequential quarters.

Our OEM and Other segment reported higher revenue for the three and six months ended March 31, 2005 due to strength in our digital printing business with Xerox. Improvement in the Leaf digital camera back business increased OEM revenues for the year-to–date period.

Gross margin

Three months ended March 31			Six months ended March 31
(in thousands of U.S. dollars, except ratios)	2005	2004		2005	2004
			Change			Change
Gross profit	$62,002	$66,338	(6.5)%	$132,949	$133,157	0.2%
Gross margin	37.8%	42.0%	(420) b.p.	39.3%	42.5%	(320) b.p.

* b.p. = basis points

For the three and six months ended March 31, 2005 overall margins declined 420 and 320 basis points respectively. Shifts in product mix arising from the increase in thermal plate revenue, the introduction of new products with initially high cost of goods, pricing pressure on CTP systems, higher manufacturing costs due to under-utilization of our plate manufacturing facilities, and the strengthened Canadian dollar compared to the U.S. dollar contributed to the significant decline in gross margin.

Total operating expenses

Three months ended March 31			Six months ended March 31
(in thousands of U.S. dollars)	2005	2004		2005	2004
			Change			Change
Research and development, net	$20,498	$22,174	(7.6)%	$39,891	$42,319	(5.7)%
Sales and marketing	25,083	26,563	(5.6)%	51,487	53,238	(3.3)%
General and administration	17,583	14,867	18.3%	35,994	30,506	18.0%
Other expense (income)	2,582	(1,529)	*	(103)	(2,344)	*
Other charges	1,232	1,781	(30.8)%	3,334	2,490	33.9%
Total operating expenses	$66,978	$63,856	4.9%	$130,603	$126,209	3.5%

* not meaningful

Percentage of total revenue

Three months ended March 31			Six months ended March 31
	2005	2004	2005	2004

Research and development, net	12.5%	14.0%	11.8%	13.5%
Sales and marketing	15.3%	16.8%	15.2%	17.0%
General and administration	10.7%	9.4%	10.6%	9.7%

For the three and six months ended March 31, 2005, total operating expenses increased largely due to a foreign exchange loss from the currency impact on net monetary assets in other expense as well as the impact of the appreciation of the Canadian dollar, euro and Israeli shekel compared to the U.S. dollar on our other operating expenses.

Net research and development expenses for the three and six months ended March 31, 2005 declined due to reduced materials expense and cost reduction activities offset by adverse foreign exchange and decreased external research and development funding.

Sales and marketing expenses for the three and six months ended March 31, 2005 decreased due to cost reduction activities.

General and administrative expenses rose mainly due to one-time expenses relating to the board of directors special committee’s review of strategic alternatives and activities in response to the dissident shareholder action as well as external consulting costs for implementation of Sarbanes-Oxley compliance. These expenses were offset in part by a decline in bad debt expense.

For the three and six months ended March 31, 2005, other expense (income) increased compared to the prior year’s periods primarily due to a high foreign exchange loss from high foreign exchange volatility mainly in the euro and Canadian dollar and to a lesser extent the yen and its impact on net non-U.S.-dollar monetary assets.

Other charges

Three months ended March			Six months ended March 31
(in thousands of U.S. dollars)	2005	2004	2005	2004

Restructuring	$425	$981	$1,718	$981
Intangible asset amortization	807	800	1,616	1,509
	$1,232	$1,781	$3,334	$2,490

Restructuring costs in the second quarter of 2005 of $0.4 million relate to retention-based severances for employees affected by the transition of sales head office from Boston to Vancouver announced in August 2004.

Intangible asset amortization is a non-cash charge that relates primarily to the intellectual property acquired from ScenicSoft Inc. in the first quarter of 2003 and HiT Internet Technologies SpA in the first quarter of 2004.

Income taxes

For the three months ended March 31, 2005, we reported a tax recovery of $0.9 million on a pre-tax loss of $5.0 million. The tax rate of 17.3% for the three months ended March 31, 2005 is lower than the effective tax rate of 20.1% for the same quarter last year.

For the six months ended March 31, 2005, there was a tax expense of $0.6 million on pre-tax earnings of $2.3 million. The tax rate of 24.0% for the six-month period ended March 31, 2005 is higher than the effective tax rate of 19.8% for the same period last year.

Creo has operations in many countries, and small fluctuations in the effective tax rates are normal as the mix of taxable income in each jurisdiction may vary quarter to quarter, thereby affecting the overall effective tax rate.

Liquidity and Capital Resources

Three months ended March 31			Six months ended March 31
(in thousands of U.S. dollars)	2005	2004		2005	2004
			Change			Change
Net cash provided by (used in)
Operations	$(8,305)	$(9,189)	(9.6)%	$(13,754)	$(1,097)	*
Investing	$(7,202)	$(22,916)	(68.6)%	$(14,106)	$(22,688)	(37.8)%
Financing	$(1,596)	$46,477	*	$13,476	$48,085	(72.0)%

* not meaningful

As of March 31, 2005, our primary source of liquidity is current cash and cash equivalents and our cash and cash equivalents balance was $68.8 million.

Cash used by operations for the three months ended March 31, 2005 was $8.3 million due to operating profitability of $3.4 million offset by net cash outflows of $11.7 million from changes in operating assets and liabilities. Cash used by operations for the six months ended March 31, 2005 was $13.8 million due to operating profitability of $13.1 million offset by net cash outflows of $26.9 million from changes in operating assets and liabilities. The cash outflow from changes in operating assets and liabilities is due to increased inventory investment in the thermal plate business, seasonal increases in vendor payments and the payment of annual benefits to North American employees. For the six-month period a significant decrease in accounts payables and a significant increase in inventories for thermal consumables also contributed to the cash outflow compared to the prior year’s six-month period. The increase in cash used for thermal plate inventory was partially offset by reductions in all other forms of inventory.

Cash outflow used in investing for the three and six months ended March 31, 2005 decreased as the periods in 2004 included the acquisitions of the First Graphics and Spectratech operations totaling $31.9 million. However reduced acquisition activity in the current period was partially offset by higher organic investments in capital equipment as we expanded the capacity of our plate production plants in response to the growth of this business. The three and six month ended March 31, 2004 also include a one-time gain on the sale of an investment of $22.1 million which is not comparable in the current year.

Cash inflow from financing declined significantly in the three and six month ended March 31, 2005 compared to the prior year’s three- and six-month periods owing to the equity financing conducted in March 2004 to fund the expansion of the plate business with net proceeds of $48.5 million after underwriting fees, other expenses and tax effect. In addition, in the second quarter of 2005 the company chose to repay early the remaining royalty arrangement liability to the Chief Scientist of Israel of $11.0 million. This was offset by proceeds of stock option exercises by employees of $9.4 million.

We expect that our cash levels are sufficient to fund our current business model, fund capital expenditures and meet customer commitments for the next 12 months. Should revenues and cash flows be materially lower than expected we will take action to reduce expenses, capital expenditures and investments or draw on our lines of credit in order to meet cash requirements. We may seek additional external financing (which may include debt, convertible debt and/or equity financings) should the need arise to fund general corporate purchase, investments or potential acquisitions.

Uses of liquidity

Our cash requirements for the next 12 months are primarily to fund:

• operations;
• research and development;
• capital expenditures, particularly to further our digital media strategy;
• long-term liability payments;
• acquisitions; and
• restructuring activities.

Sources of liquidity

The company has a $40.0 million 364-day-committed working capital facility maturing on May 27, 2005 which we intend to extend for an additional year on similar terms and conditions. The company does not anticipate any difficulties in renewing this credit facility however, there is no assurance that such renewal will occur.

As of March 31, 2005, $2.2 million of the facility has been utilized to support various letters of credit. The working capital facility is secured by mortgages over our real estate assets in British Columbia and a floating charge on working capital in North America. There have been no direct borrowings under this facility. We also have various other uncommitted facilities aggregating approximately $7.0 million of which $4.2 million has been utilized to support various letters of credit.

Share capital

As at March 31, 2005, Creo had 57,742,590 common shares and 6,499,817 stock options outstanding. The share capital used to calculate the earnings (loss) per share amounts is as follows:

	Three months ended March 31		Six months ended March 31
(in thousands of U.S. dollars, except per share amounts)	2005	2004	2005	2004

Diluted – Canadian GAAP
Net earnings (loss)	$(4,113,000)	$1,982,000	$1,784,000	$14,296,000

Basic shares outstanding	57,458,721	50,907,994	56,719,572	50,427,621
Plus: dilutive securities	–	953,644	2,074,705	1,141,192
Dilutive shares outstanding	57,458,721	51,861,638	58,794,277	51,568,813

Earnings (loss) per share – basic and diluted	$(0.07)	$0.04	$0.03	$0.28

	Three months ended March 31		Six months ended March 31
(in thousands of U.S. dollars, except per share amounts)	2005	2004	2005	2004

Diluted – U.S. GAAP
Net earnings (loss)	$(4,642,000)	$1,807,000	$1,086,000	$13,734,000

Basic shares outstanding	57,458,721	50,907,994	56,719,572	50,427,621
Plus: dilutive securities	–	953,644	2,074,705	1,141,192
Dilutive shares outstanding	57,458,721	51,861,638	58,794,277	51,568,813

Earnings (loss) per share - basic	$(0.08)	$0.04	$0.02	$0.27
Earnings (loss) per share - diluted	$(0.08)	$0.03	$0.02	$0.27

Quarterly Results

The following table sets out selected unaudited consolidated financial information for the last eight fiscal quarters in thousands of U.S. dollars, except per share amounts.

	Three months ended
	March 31	December 31	September 30	June 30
	2005	2004	2004	2004

Revenue	$163,998	$174,564	$167,200	$156,491
Cost of sales	101,996	103,617	100,706	90,742
Research and development, net	20,498	19,393	22,924	19,221
Sales and marketing	25,083	26,404	27,980	27,326
General and administration	17,583	18,411	14,811	17,290
Other expense (income)	2,582	(2,685)	(811)	2,242
Restructuring	425	1,293	2,550	805
Intangible asset amortization	807	809	805	834
Net earnings (loss)	$(4,113)	$5,897	$(1,346)	$(1,568)
Basic earnings (loss) per share	$(0.07)	$0.11	$(0.02)	$(0.03)
Diluted earnings (loss) per share	$(0.07)	$0.10	$(0.02)	$(0.03)

	Three months ended
	March 31	December 31	September 30	June 30
	2004	2003	2003	2003

Revenue	$158,057	$155,288	$150,885	$143,992
Cost of sales	91,719	88,469	85,409	79,874
Research and development, net	22,174	20,145	20,665	20,520
Sales and marketing	26,563	26,675	27,320	26,690
General and administration	14,867	15,639	14,117	14,985
Other income	(1,529)	(815)	(1,270)	(2,731)
Restructuring	981	–	425	–
Business integration costs	–	–	271	156
Intangible asset amortization	800	709	709	707
Gain on sale of investment	–	(8,723)	–	–
Net earnings	$1,982	$12,314	$2,380	$2,769
Basic earnings per share	$0.04	$0.25	$0.05	$0.06
Diluted earnings per share	$0.04	$0.24	$0.05	$0.05

CONSOLIDATED BALANCE SHEETS

	March 31	September 30
(in thousands of U.S. dollars)	2005	2004
	(unaudited)	(audited)
		(restated – note 2)
Assets
Current assets
Cash and cash equivalents	$68,798	$82,565
Accounts receivable	139,528	138,358
Other receivables	31,876	25,819
Inventories	119,908	111,745
Income taxes receivable	4,498	4,147
Future income taxes	14,172	16,171
	378,780	378,805
Capital assets, net	125,950	121,080
Intangible assets, net	8,379	9,995
Goodwill	14,190	14,190
Other assets	36,595	33,655
Future income taxes	28,950	22,260
	$592,844	$579,985
Liabilities
Current liabilities
Accounts payable	$42,575	$49,546
Accrued and other liabilities	73,273	82,524
Future income taxes	2,329	320
Deferred revenue and credits	63,015	58,673
	181,192	191,063
Long-term liabilities	10,407	13,099
Future income taxes	–	6,202
	191,599	210,364
Shareholders’ Equity

Share capital	772,356	747,847
Contributed surplus	3,383	2,225
Cumulative translation adjustment	25,790	21,617
Deficit	(400,284)	(402,068)
Shareholders’ equity	401,245	369,621
	$592,844	$579,985

See the Notes to the Consolidated Financial Statements

Consolidated Statements of Operations and Deficit

	Three months ended March 31		Six months ended March 31
(in thousands of U.S. dollars, except per share amounts)	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(restated – note 2)		(restated – note 2)
Revenue
Product	$91,330	$95,185	$191,640	$193,063
Service	45,828	45,332	92,232	89,421
Consumables	26,840	17,540	54,690	30,861
	163,998	158,057	338,562	313,345
Cost of sales	101,996	91,719	205,613	180,188
Gross profit	62,002	66,338	132,949	133,157

Research and development, net	20,498	22,174	39,891	42,319
Sales and marketing	25,083	26,563	51,487	53,238
General and administration	17,583	14,867	35,994	30,506
Other expense (income)	2,582	(1,529)	(103)	(2,344)
Restructuring	425	981	1,718	981
Intangible asset amortization	807	800	1,616	1,509
	66,978	63,856	130,603	126,209

Earnings (loss) before undernoted items	(4,976)	2,482	2,346	6,948
Gain on sales of investment	–	–	–	8,723
Income tax recovery (expense)	863	(500)	(562)	(1,375)
Net earnings (loss)	$(4,113)	$1,982	$1,784	$14,296

Earnings (loss) per common share
Basic	$(0.07)	$0.04	$0.03	$0.28
Diluted	$(0.07)	$0.04	$0.03	$0.28

Deficit, beginning of period	$(396,171)	$(401,136)	$(402,068)	$(413,450)
Net earnings (loss)	(4,113)	1,982	1,784	14,296
Deficit, end of period	$(400,284)	$(399,154)	$(400,284)	$(399,154)

See the Notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flow

	Three months ended March 31		Six months ended March 31
(in thousands of U.S. dollars, except per share amounts)	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(restated – note 2)		(restated – note 2)
Cash provided by (used in) operations:
Net earnings (loss)	$(4,113)	$1,982	$1,784	$14,296
Items not affecting cash:
Amortization	6,511	6,160	12,972	11,481
Stock compensation expense	44	171	155	171
Gain on sale of investment	–	–	–	(8,723)
Future income taxes	(1,942)	(1,877)	(1,281)	(3,665)
Other	2,909	440	(497)	918
	3,409	6,876	13,133	14,478
Changes in operating assets and liabilities:
Accounts receivable	8,713	4,605	944	4,478
Other receivables	(689)	(2,268)	(3,975)	(5,229)
Inventories	(4,309)	(4,121)	(9,166)	(6,019)
Accounts payable	(5,771)	(3,890)	(7,445)	2,574
Accrued and other liabilities	(613)	(2,622)	(4,214)	(4,519)
Income taxes	(2,880)	(4,216)	(6,108)	(6,307)
Deferred revenue and credits	(6,165)	(3,553)	3,077	(553)
	(11,714)	(16,065)	(26,887)	(15,575)
	(8,305)	(9,189)	(13,754)	(1,097)
Cash provided by (used in) investing:
Purchase of intangible assets	–	–	–	(1,890)
Repayment of promissory note	–	–	–	(4,000)
Acquisition, net of cash acquired	–	(19,660)	–	(31,903)
Purchase of capital assets	(7,196)	(3,392)	(14,071)	(7,115)
Proceeds from sale of capital assets	4	13	4	89
Proceeds from the sale of investments	–	–	–	22,074
Other	(10)	123	(39)	57
	(7,202)	(22,916)	(14,106)	(22,688)
Cash provided by (used in) financing:
Proceeds from shares issued	9,437	48,932	24,509	50,493
Decrease in long-term liabilities	(11,033)	(2,455)	(11,033)	(2,408)
	(1,596)	46,477	13,476	48,085
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(560)	(365)	617	579
Increase (decrease) in cash and cash equivalents	(17,663)	14,007	(13,767)	24,879
Cash and cash equivalents, beginning of period	86,461	69,893	82,565	59,021
Cash and cash equivalents, end of period	$68,798	$83,900	$68,798	$83,900

Supplementary information:
Taxes paid	$1,645	$869	$2,114	2,539
Interest paid	(92)	280	(338)	(364)
Non-cash transactions:
Convertible note issued for acquisition	–	–	–	717

See the Notes to the Consolidated Financial Statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except per share amounts)

1.	Basis of presentation

The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), on a basis consistent with the company’s audited consolidated financial statements for the year ended September 30, 2004, except, as stated in note 2, and that they do not contain all note disclosures necessary for annual financial statements.

The accompanying unaudited interim financial statements, in the opinion of management, reflect all adjustments (which include reclassifications and normal recurring adjustments), necessary for a fair presentation of the results for the interim periods presented.

The unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes for the year ended September 30, 2004 included in the company’s 2004 annual report. Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

2.	Changes in accounting policies

Effective October 1, 2004, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3110, “Asset Retirement Obligations” which addresses the recognition and measurement of liabilities for obligations associated with the retirement of capital assets. Legal obligations to retire tangible long-lived assets are recorded at their fair values at the time of acquisition with a corresponding increase in asset value. These include assets under operating leases. The liability is accreted over the life of the asset to face value.

As at March 31, 2005, $387 was recorded in capital assets, net and $951 was recorded in long-term liabilities. Net earnings for the three and six month periods ended March 31, 2005 was reduced by $18 and $36 respectively as a result of the adoption of this policy.

The change in accounting policy has been applied retroactively. As a result, the comparative periods have been restated. As at September 30, 2004, capital assets, net increased by $427, future income taxes increased by $188, long-term liabilities increased by $933 and deficit increased by $318. For the three- and six-month periods ended March 31, 2004, net earnings decreased by $12 and $24 respectively.

3.	Stock-based compensation

a) Stock-based compensation expense

The estimated fair value of the stock options issued during the three- and six-month periods ended March 31, 2005 was estimated at the time of grant using the Black-Scholes model with the weighted average assumption for grants as follows:

	Three months ended March 31		Six months ended March 31
	2005	2004	2005	2004

Average fair value per stock option	$6.66	$5.05	$6.24	$5.13

Dividend yield	nil	nil	nil	nil
Risk-free interest rate	2.60%	3.25%	2.60%	3.41%
Expected stock option life	5 years	5 years	5 years	5 years
Expected volatility	48.35%	48.90%	49.32%	50.75%

The estimated fair value of stock options granted to the company’s employees are amortized to expense using the cliff-vesting method, and resulted in compensation expense of $43 and $82 for the three and six months ended March 31, 2005. Compensation expense for the three and six months ended March 31, 2004 were $67 and $99 respectively.

b) Pro forma disclosure

For stock options granted after fiscal 2002 but prior to fiscal 2004, the following pro forma financial information presents the earnings for the period and basic and diluted earnings (loss) per share had the company recognized stock-based compensation using a fair value method.

	Three months ended March 31		Six months ended March 31
	2005	2004	2005	2004

Compensation cost	$475	$971	$954	$2,002

Net earnings (loss)
As reported	$(4,113)	$1,982	$1,784	$14,296
Pro forma	$(4,588)	$1,011	$830	$12,294

Net earnings (loss) per share
Basic
As reported	$(0.07)	$0.04	$0.03	$0.28
Pro forma	$(0.08)	$0.02	$0.01	$0.24
Diluted
As reported	$(0.07)	$0.04	$0.03	$0.28
Pro forma	$(0.08)	$0.02	$0.01	$0.24

3.

Financial instruments

As at March 31, 2005, the company’s net commitment to buy (sell) foreign currencies under forward foreign exchange contracts are as follows:

Buy (sell)	Currency	Notional currency amount	Average exchange
Buy	Israeli shekels	65,500	4.450
Buy	Canadian dollars	41,800	1.236
Sell	Euros	(14,100)	0.800
Sell	Japanese yen	(866,000)	107.520

At March 31, 2005, the deferred gain and loss on hedges of forecasted transactions were $1,244 and $649 respectively. The impact of the hedging instruments on the income statement was as follows:

		Three months ended March 31		Six months ended March 31
		2005	2004	2005	2004

	Reduction of revenue	$(408)	$–	$(470)	$–
	Reduction of expenses	(1,147)	–	(2,126)	–
	Increase (decrease) in other income	53	(236)	(60)	(747)
4.	Segmented information

The following tables present the company’s results by segment:

Three months ended March 31			Six months ended March 31
	2005	2004	2005	2004

External revenues
Americas	$58,051	$59,463	$116,744	$110,988
EMEA	66,916	61,008	136,295	121,148
Asia-Pacific	20,405	22,522	44,853	43,231
OEM and Other	18,626	15,064	40,670	37,978
Total revenue for reportable segments	163,998	158,057	338,562	313,345

Segment contribution
Americas	$11,887	$12,443	$22,091	$24,486
EMEA	13,485	13,895	21,563	24,969
Asia-Pacific	4,327	5,868	11,702	10,731
OEM and Other	(30,861)	(29,472)	(49,779)	(53,092)
Total segment contribution for the period	(1,162)	2,734	5,577	7,094

Reconciliation to net earnings (loss)
Segment contribution	$(1,162)	$2,734	$5,577	$7,094
Financial income (expense)	(2, 582)	1,529	103	2,344
Other	(1,232)	(1,781)	(3,334)	6,233
Income tax recovery (expense)	863	(500)	(562)	(1,375)
Net earnings (loss)	$(4,113)	$1,982	$1,784	$14,296

5.	Royalty Arrangement

In January 2002, the company entered into a royalty agreement for the fixed payment of royalties over five years to the Government of Israel’s Office of the Chief Scientist relating to grants received for research and development. During the second quarter of 2005, the company repaid $11,033 to the Government of Israel to settle the outstanding obligation.

6.	Arrangement agreement with Eastman Kodak Company

On January 31, 2005, the company entered into an arrangement agreement to be acquired by Eastman Kodak Company. The acquisition is to be completed by way of a statutory plan of arrangement under which Kodak will acquire all of the issued and outstanding common shares of the company at a cash price of $16.50 per share or approximately $980,000. The boards of directors of the company and Kodak, as well as the company’s shareholders have approved the proposed transaction, subject to the satisfaction of certain conditions, including receipt of customary regulatory and court approvals. On April 1, 2005, the transaction received the requisite court approvals.

7.	Litigation

On February 22, 2005, Presstek, Inc. (“Presstek”) filed suit against the company and its wholly-owned subsidiary Creo Americas, Inc. in the United States District Court for the District of New Hampshire alleging infringement of U.S. Patent No. 5,353,705 (“the ‘705 Patent”), entitled “Lithographic printing members having secondary ablation layers for use with laser-discharge imaging apparatus”. Presstek asserts that the company’s Clarus WL plate, introduced last May at drupa 2004, infringes the claims of the ‘705 patent. Presstek seeks unspecified damages and injunctive relief. The company’s Clarus WL is a waterless polyester plate for direct imaging presses. Commercial shipments of the Clarus WL plate began in December 2004. The company does not believe it infringes the claims of the ‘705 patent and moreover believes that the patent is invalid and possibly unenforceable. While the Clarus WL plate does not represent a material portion of the company’s digital plate revenue, the company intends to vigorously defend itself.

8.	Differences between Canadian and United States generally accepted accounting principles (“U.S. GAAP”)

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects with U.S. GAAP except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net earnings (loss) of the company.

	Three months ended March 31		Six months ended March 31
	2005	2004	2005	2004

Net earnings (loss) under Canadian GAAP	$(4,113)	$1,982	$1,784	$14,296
Adjustments:
Fair value change of derivative instrument (a)	(172)	261	116	231
Stock option compensation (b)	(343)	(331)	(686)	(688)
Taxes on above adjustments	(14)	(105)	(128)	(105)
Net earnings (loss) under U.S. GAAP	$(4,642)	$1,807	$1,086	$13,734
Deficit, beginning of year under U.S. GAAP	(420,992)	(424,694)	(426,720)	(436,621)
Deficit, end of year under U.S. GAAP	$(425,634)	$(422,887)	$(425,634)	$(422,887)

Earnings (loss) per share – basic, U.S. GAAP	$(0.08)	$0.04	$0.02	$0.27
Earnings (loss) per share – diluted, U.S. GAAP	$(0.08)	$0.03	$0.02	$0.27

(a) Fair value change of derivative instrument

Under U.S. GAAP, the company is required to account for derivative instruments and associated hedging activities as either assets or liabilities on the balance sheet and measure them at their respective fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. The cross-currency interest rate swap entered into in relation to the royalty arrangement did not qualify for hedge accounting under U.S. GAAP. As a result, the change in the mark to market valuation is recorded directly to earnings. Under Canadian GAAP, the company had designated the cross-currency interest rate swap as an effective hedge and had accounted for the swap under hedge accounting until September 30, 2003. Effective October 1, 2003, the company adopted CICA Accounting Guideline - Hedging Relationships (“AcG 13”) for Canadian GAAP purposes. As a result, the treatment of the cross-currency interest rate swap is consistent under both Canadian and U.S. GAAP. The gain previously deferred had been amortized under Canadian GAAP over the term of the Israeli shekel liability.

Under U.S. GAAP, the time value of hedging instruments is deemed to be ineffective and is recorded in the income statement. Under Canadian GAAP, the time value is included as part of the deferred gain and loss.

(b)	Stock option compensation

Prior to the adoption of Statement of Financial Accounting Standard No. 123 (“SFAS 123”) “Accounting for Stock Based Compensation” on October 1, 2003, the company applied the guidance set out in “Accounting Principles Board Opinion No. 25,” “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its employee stock options. Under APB 25, the intrinsic value of the option is expensed and as such no compensation expense is recognized unless the exercise price of the company’s employee stock option is below the market value of the underlying share on the date of grant.

Corporate Information

Quarterly financial reports

Creo has a fiscal year ended September 30. Tentative dates for the release of Creo’s quarterly results for the balance of fiscal 2005 are:

Q3 2005: August 4, 2005

Q4 2005: November 16, 2005

We electronically file each of our quarterly financial reports with the regulatory authorities in Canada and with the SEC in the U.S. on Form 6-K.

Auditors

KPMG LLP

Vancouver, British Columbia, Canada

Transfer agent and registrar

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario

M5J 2Y1 Canada

T: +1.800.564.6253

F: +1.866.249.7775

E: caregistryinfo@computershare.com

http://www.computershare.com

Investor relations

Creo Investor Relations

3700 Gilmore Way

Burnaby, British Columbia

V5G 4M1, Canada

T: +1.604.451.2700

F: +1.604.437.9891

E: IR@creo.com

http://www.creo.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer

and Chief Operating Officer

Date: May 12, 2005